UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
________________________________________________
FORM 11-K
________________________________________________
(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2017
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from             to             .
Commission file number 1-16091
A. Full title of the plan and the address of the plan, if different from that of issuer named below:
PolyOne Retirement Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

PolyOne Corporation
33587 Walker Road
Avon Lake, Ohio 44012

PolyOne Retirement Savings Plan
Audited Financial Statements and Supplemental Schedule

Table of Contents

Report of Independent Registered Public Accounting Firm	1
Audited Financial Statements
Statements of Net Assets Available for Benefits at December 31, 2017 and 2016	2
Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2017	3
Notes to Financial Statements	4-8
Supplemental Schedule
Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)	9-10

Report of Independent Registered Public Accounting Firm

The PolyOne Retirement Savings Plan
Retirement Plan Committee

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the PolyOne Retirement Savings Plan (the “Plan”) as of December 31, 2017 and 2016, and the related statement of changes in net assets available for benefits for the year ended December 31, 2017, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets of the Plan as of December 31, 2017 and 2016, and the changes in its net assets for the year ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis of Opinion

The Plan’s management is responsible for these financial statements. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying schedule of assets held at end of year as of December 31, 2017 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Department of Labor’s Rules and Regulations for Reporting under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/  Plante & Moran, PLLC
We have served as the Plan's auditor since 2011.
Cleveland, Ohio
June 22, 2018

PolyOne Retirement Savings Plan
Statements of Net Assets Available for Benefits

	December 31,
	2017	2016
Assets
Investments, at fair value	$563,482,945	$473,435,731
Contributions receivable	968,473	988,802
Participant notes receivable	11,922,369	10,941,032
Net assets available for benefits	$576,373,787	$485,365,565

See Accompanying Notes to the Financial Statements.

PolyOne Retirement Savings Plan
Statement of Changes in Net Assets Available for Benefits

Year ended
December 31, 2017
Additions
Interest and dividend income	$9,050,542
Contributions
Participant	15,387,971
Employer	10,239,964
Rollover	4,557,819
Other	158,254
Net realized and unrealized gains in fair value of investments	81,764,821
Interest on participant notes receivable	485,530
Total Additions	121,644,901
Deductions
Benefits paid directly to participants	53,379,800
Administrative expenses	223,542
Total Deductions	53,603,342

Net increase in assets available for benefits before transfers	68,041,559
Transfers into the plan	22,966,663
Net increase in assets available for benefits	91,008,222
Net Assets Available for Benefits
Beginning of year	485,365,565
End of year	$576,373,787

See Accompanying Notes to the Financial Statements.

PolyOne Retirement Savings Plan
Notes to Financial Statements

1. Summary Description of the Plan
General
The PolyOne Retirement Savings Plan (the Plan) is a defined contribution plan that covers substantially all employees of PolyOne Corporation (the Company or Plan Administrator) and its subsidiaries, other than employees covered under a collective bargaining agreement unless such agreement calls for participation in the Plan, leased employees, nonresident aliens, other employees regularly employed outside of the United States, persons classified by the Company as anything other than employees (even if that classification is later changed) and employees of certain subsidiaries. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).
The following summary description of the Plan is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
The Plan is sponsored by the Company and is administered by the PolyOne Corporation Retirement Plan Committee (the Retirement Plan Committee).
Contributions
Employee
Participants may elect a bi-weekly payroll deduction from 1% to 50% of eligible earnings. The Retirement Plan Committee has the authority, at its discretion, to reduce the employees’ bi-weekly contribution percentage in order to maintain the tax-qualified status of the Plan. Effective January 1, 2018, a participant may elect a bi-weekly payroll deduction from 1% to 90% of eligible earnings.
The Plan offers participants the choice of pre-tax, after-tax and Roth savings options. Participants may elect to participate in one or more of the savings options. Under each savings option, participants may direct that contributions be invested in any eligible funds offered by the Plan. Participants may change their investment options daily.
The Plan provides for the acceptance of rollover contributions from other plans qualified under the Internal Revenue Code, provided certain conditions are met.
Employer
The Company provides for a matching contribution equal to 100% of the first 3% and 50% of the next 3% of the participant’s eligible deferred compensation. Prior to April 17, 2017, the Company made a retirement contribution for each participant equal to no less than 2% of eligible earnings, regardless of participation. Both the employer’s matching contributions and the 2% retirement contributions follow participants' investment elections. Effective April 17, 2017, the Company ceased making the 2% retirement contributions.
Forfeiture balances result from participant terminations within the Plan and represent the related unvested balance. The forfeiture account in the Plan totaled $364,409 and $167,008 at December 31, 2017 and 2016, respectively. The balance in this account will be used to fund future Company contributions or Plan expenses.
Vesting
Participant contributions and Company matching contributions are fully vested immediately. Company retirement contributions are 100% vested after three years of service.
Participant Notes Receivable
Participants may borrow a maximum amount equal to the lesser of 50% of their vested account balance (excluding certain employer contributions) or $50,000, subject to certain Department of Labor and Internal Revenue Service requirements. The Plan provides that loan amounts must be a minimum of $1,000. The notes receivable are collateralized by the participant’s vested account balance. Interest is charged to the borrower at the prime rate plus 1%. Payments on notes receivable are primarily made through payroll deductions and must be repaid within five years (personal loans) or up to fifteen years (primary residence loans).

Plan Withdrawals and Distributions
Active participants may make hardship withdrawals from certain portions of their account. Age-based in-service withdrawals are available from the participants' vested account balance.
Plan distributions are made to participants or their designated beneficiary upon normal retirement, disability, or death, in the full amounts credited to their participant account. A participant who leaves employment of the Company before normal retirement for reasons other than disability, death, or a reduction in workforce is eligible to receive all amounts credited to their account relating to participant contributions, including rollovers, and the vested portion of employer contributions. Distributions are made in either a single lump sum or periodic payments. Additionally, employees of select merged plans may elect a portion in a lump sum with the remainder paid in periodic payments, a single life annuity for single participants, or a joint and 50% or 100% survivor annuity with the participant’s spouse as the joint annuitant for married participants if these options were available under their previous plan.
Plan Termination
Although the Company has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. Upon either of these events, the accounts of each affected employee will vest immediately, and participants will receive a distribution of their total participant account balance.
Administrative Expenses
The Plan has entered into agreements with certain service providers for the Plan to receive certain fee rebates, which are generally used to pay administrative expenses of the Plan. Participants are charged investment management fees, which are netted with the returns of the respective investment. Effective January 12, 2018, the Plan began offering lower cost investment options to offset the termination of agreements with certain service providers to receive certain fee rebates. Plan expenses will be paid by balances in the forfeiture account and a quarterly participant fee.
2. Summary of Significant Accounting Policies
Basis of Accounting
The financial statements of the Plan are prepared using the accrual basis of accounting.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan's management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
Benefit Payments
Benefit payments are recorded when paid.
Participant Notes Receivable
Participant notes receivable are recorded at their unpaid principal balances plus any accrued interest. Participant notes receivable are written off when deemed uncollectible.
Valuation of Investments and Income Recognition
Investments are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the Plan year. Common collective trust funds are valued based on the net asset value per share of the funds, which is based on the fair market value of the funds' underlying net assets.
The Anchor Account is a pooled separate account made available to participating plans through a group annuity contract. The group annuity contract is an investment contract that is benefit-responsive, meaning it provides for a stated return on principal invested over a specified period and permits withdrawals at contract value for benefit payments, loans, or transfers to other investment options offered to the participant by the Plan.

See Note 5, Fair Value Measurements, for further discussion and disclosures related to fair value measurements.
3. Plan Mergers
Effective December 31, 2017, the Glasforms, Inc. 401(k) Plan, the ColorMatrix Corporation Incentive Savings Plan and Trust, and the Rutland Plastics, Inc. 401(k) Profit Sharing Plan (collectively, the Merged Plans), defined contribution plans sponsored by certain subsidiaries of PolyOne Corporation, were merged into the Plan. Accordingly, all of the participants' assets in the Merged Plans totaling $21,509,748 were accounted for in the Plan on December 31, 2017. This amount is included in the transfers into the plan line item on the Statement of Changes in Net Assets Available for Benefits. The Merged Plans were terminated subsequent to the merger.
4. Self-Directed Brokerage Accounts
In addition to the standard investment options of the Plan, brokerage accounts are available to Plan participants through TD Ameritrade Retirement Services, and are comprised of various investments made at the sole direction of the Plan participants. Interest and dividend income of $406,239 and net realized and unrealized gains of $2,103,285 associated with the brokerage accounts are reflected within the Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2017.
5. Fair Value Measurements
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value. In accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures, assets and liabilities measured at fair value are categorized into the following fair value hierarchy:
Level 1 - Fair value is based on quoted prices in active markets that are accessible to the Plan at the measurement date for identical assets or liabilities.
Level 2 - Fair value is based on inputs other than quoted prices in active markets for identical assets and liabilities that are observable either directly or indirectly for substantially the full term of the asset or liability. These Level 2 inputs include quoted prices for similar assets in active markets, and other inputs such as interest rate and yield curves that are observable.
Level 3 - Fair value is based on unobservable inputs for the assets or liability. Level 3 inputs include the Plan management’s own assumption about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk).
The level in the fair value hierarchy within which the fair value measurement is classified is determined based on the lowest level input that is significant to the fair value measure in its entirety. The Plan’s assessment of the significance of particular inputs to these fair value measurements requires judgment and considers factors specific to each asset.
The following is a description of the valuation methodologies used for assets measured at fair value, including the general classification of such assets pursuant to the valuation hierarchy.
The Plan’s investments are stated at fair value. Shares of common stock and mutual funds are valued based on quoted active market prices and are classified within Level 1 of the valuation hierarchy. Common collective trust funds are valued based on the net asset value per share of the funds. The Plan holds interests in a Stable Value Fund, which consists of an investment in the Anchor Account, which is not traded in an active market, and is valued at the net asset value per share of the fund.

The fair values of the Plan's investments at December 31, 2017 and 2016, by asset category, are as follows:

	Assets at Fair Value as of December 31, 2017
	Total	Quoted Prices (Level 1)
Mutual funds	$391,816,215	$391,816,215
Common stock - domestic	67,547,452	67,547,452
Short-term investments	1,735,914	1,735,914
Self-directed brokerage accounts	21,919,184	21,919,184
Total	$483,018,765	$483,018,765

Investments measured at net asset value:
Pooled separate account - Stable value fund	78,764,683
Common collective trust funds	1,699,497
Total investments, at fair value	$563,482,945

	Assets at Fair Value as of December 31, 2016
	Total	Quoted Prices (Level 1)
Mutual funds	$307,749,747	$307,749,747
Common stock - domestic	57,381,846	57,381,846
Short-term investments	1,907,263	1,907,263
Self-directed brokerage accounts	20,285,623	20,285,623
Total	$387,324,479	$387,324,479

Investments measured at net asset value:
Pooled separate account - Stable value fund	86,111,252
Total investments, at fair value	$473,435,731

The Plan's policy is to recognize transfers in and out of the fair value hierarchy as of the beginning of the period for which the transfer occurred. There were no significant transfers between levels of the fair value hierarchy during 2017 and 2016.
Investments in Entities that Calculate Net Asset Value Per Share
The following table summarizes investments for which fair value is measured using the net asset value per share as a practical expedient as of December 31, 2017 and 2016:

December 31, 2017	Fair Value	Unfunded Commitments	Redemption Frequency (if currently eligible)	Redemption Notice Period
New York Life Insurance Anchor Account	$78,764,683	n/a	Daily	12 Months
Wells Fargo Stable Return Fund N	1,253,793	n/a	Daily	12 Months
Wells Fargo/T Rowe Price Institutional Large Cap Growth Managed CIT	336,422	n/a	Daily	Daily
Wells Fargo/Blackrock U.S. Aggregate Bond Index CIT	109,282	n/a	Daily	Daily

December 31, 2016	Fair Value	Unfunded Commitments	Redemption Frequency (if currently eligible)	Redemption Notice Period
New York Life Insurance Anchor Account	$86,111,252	n/a	Daily	12 Months
Participants in the New York Life Insurance Anchor Account may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Withdrawals and transfers resulting from certain events, including employer initiated events may limit the ability of the fund to transact at contract value. These events may cause liquidation of all or a portion of a contract at market value. The Plan Administrator believes that the occurrence of any event which would limit the Plan’s ability to transact at contract value is not probable.
6. Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.
7. Related Party Transactions
The Plan holds units of a pooled separate account fund and common collective trust funds managed by John Hancock Trust Company and Wells Fargo Bank, N.A. The Plan also invests in the common stock of the Company. These transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transactions rules under ERISA.
8. Income Tax Status
In 2014, the Plan received a determination letter from the Internal Revenue Service stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code and, therefore, the related trust is exempt from taxation. The Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan continues to be qualified and the related trust is tax exempt.
Accordingly, no provision for income taxes has been made in the accompanying statements. The Plan is no longer subject to income tax examinations for years prior to 2014.
9. Reconciliation of Financial Statements to the Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31,
	2017	2016
Net assets available for benefits per the financial statements	$576,373,787	$485,365,565
Contributions receivable	(968,473)	(988,802)
Net assets available for benefits per the Form 5500	$575,405,314	$484,376,763

The following is a reconciliation of the increase in net assets available for benefits per the financial statements to net income per Form 5500 for the year ended December 31, 2017:

December 31, 2017
Net increase before transfers in net assets per the financial statements	68,041,559
Change in contributions receivable	20,329
Net income per Form 5500	$68,061,888

PolyOne Retirement Savings Plan
EIN: 34-1730488 Plan Number: 001
Schedule H, Line 4(i) - Schedule of Assets
(Held at End of Year)
Year Ended December 31, 2017

(a) (b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment		(d) Cost **	(e) Current Value
PolyOne Stock Fund:
PIMCO Money Market Fund Admin	1,464,171	units		$1,735,914
PolyOne Corporation Common Stock*	1,552,815	shares		67,547,452
Pooled Separate Account:
New York Life Insurance Anchor Account*	78,764,683	units		78,764,683
Common Collective Trust Funds:
Wells Fargo Stable Return Fund N*	23,100	units		1,253,793
Wells Fargo Blackrock US AGG Bond Index*	6,787	units		109,282
Wells Fargo T Rowe Price Institutional LFG MGD*	14,743	units		336,422
Mutual Funds:
American Funds - Washington Mutual Investors	547,318	units		24,974,117
American Funds - EuroPacific Growth R5	505,669	units		28,363,000
American Funds - EuroPacific Growth R6	4,521	units		253,809
T Rowe Price Retirement 2005	156,183	units		2,131,902
T Rowe Price Retirement 2010	141,205	units		2,581,233
T Rowe Price Retirement 2015	446,200	units		6,684,080
T Rowe Price Retirement 2020	989,244	units		22,297,555
T Rowe Price Retirement 2025	1,607,061	units		28,268,193
T Rowe Price Retirement 2030	959,067	units		24,859,029
T Rowe Price Retirement 2035	1,123,483	units		21,312,463
T Rowe Price Retirement 2040	521,677	units		14,210,473
T Rowe Price Retirement 2045	492,860	units		9,103,130
T Rowe Price Retirement 2050	417,302	units		6,476,522
T Rowe Price Retirement 2055	326,235	units		5,082,748
T Rowe Price Retirement 2060	53,526	units		645,528
Vanguard Retirement 2020	5,607	units		175,937
Vanguard Retirement 2025	44,549	units		824,151
Vanguard Retirement 2030	11,920	units		400,875
Vanguard Retirement 2035	17,009	units		351,922
Vanguard Retirement 2040	5,244	units		187,569
Vanguard Retirement 2045	4,173	units		93,901
Vanguard Retirement 2050	272	units		9,845
Vanguard Retirement 2055	513	units		20,126
Vanguard Institutional Index	292,273	units		71,156,736
Harbor Cap Appreciation Inst	738,477	units		51,279,832
Eaton Vance Atlanta Capital SMID-Cap Fund	732,454	units		24,712,992
Vanguard Extended Market Index Fd Adm	98,991	units		8,389,448
Vanguard Total Int St Idx Adm	149,303	units		4,556,728
Vanguard Total Bond Mkt Ind Adm	629,332	units		6,765,322
Vanguard Small Cap Index	1,738	units		122,991
Vanguard Strat Equity	1,826	units		62,012
Vanguard 500 Index	1,098	units		271,069
Loomis Core Plus Bond Fund Y	1,808,229	units		23,579,307
Loomis Sayles Bond Fund	34,717	units		477,701
Columbia Small/Mid Cap Value Fund	2,196	units		22,703
DFA USA Large Cap Value Fund	2,542	units		99,437

(a) (b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment		(d) Cost **	(e) Current Value
Fidelity Select Software and IT	1,185	units		196,294
Janus Henderson Triton	20,955	units		607,057
Oakmark International Fund	3,008	units		85,938
Principal Investment R/E SEC IS Fund	1,991	units		47,304
T Rowe Price Health Science	1,069	units		75,236
Brokerage Account	Various investments			21,919,184
Participant Loans*	At interest rates ranging from 3.25% to 10.50%			11,922,369
				$575,405,314
* Indicates party-in-interest to the Plan.
** Not required

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 22, 2018	POLYONE RETIREMENT SAVINGS PLAN
	By:	Retirement Plan Committee of the PolyOne Retirement Savings Plan

	By:	/s/ Bradley C. Richardson
	Name:	Bradley C. Richardson
	Title:	Executive Vice President, Chief Financial Officer
On Behalf of the Retirement Plan Committee